Mail Stop 4561

June 29, 2007

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421

> **Re:** **BladeLogic, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on June 19, 2007**
> **File No. 333-141915**

Dear Mr. Ittycheria:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the filed copy of your document.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-based Compensation, page 35

1. Provide us with the relative impact of the factors that contributed to the increase in your assumed future value in an initial public offering (IPO) to $313 million as of February 27, 2007. Provide us with details regarding the extent of your improved business outlook and explain, in detail, the factors that led you to revise that outlook. In addition, provide us with an analysis that shows the extent of the improvement in the IPO market conditions that contributed to this increase.

2. Provide us with an analysis that quantifies the relative impact of the factors that you indicate explain the difference between the fair value of your common stock on April 5, 2007 and your proposed offering range. This analysis should be accompanied by a narrative that describes the relationship between your continued performance in accordance with your business plan and the difference in value. Also, compare and contrast the IPO market as of February 27 and April 5 and describe the extent to which you believe that market has changed since.

Finally, tell us the extent to which you believe the marketability assumptions account for the difference from the proposed offering price.

3.   Consider expanding your disclosure further to allow readers to better understand the impact of the factors addressed by the above comments.

Principal and Selling Stockholders, page 89

4.   You have added a secondary component to your offering. Please disclose all information with respect to the selling stockholders that is required by Item 507 of Regulation S-K, including the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. Consistent with the approach in the remainder of the beneficial ownership table, you should also identify the person or persons having voting and/or investment control over the company's securities owned by each selling stockholder that is not a natural person, and indicate the amount of shares with respect to which each selling stockholder has the right to acquire beneficial ownership. Finally, please disclose how each selling stockholder acquired its holdings.

5.   Please tell us whether any selling stockholder that is not a natural person is a broker-dealer or an affiliate of a broker-dealer.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

You may contact David W. Edgar at (202) 551-3459 or Mark A. Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (617) 523-1231
           Michael S. Turner, Esq.
           Goodwin Procter LLP